April 2, 2026

Luis F. Visoso
Executive Vice President and Chief Financial Officer
Sandisk Corporation
951 Sandisk Drive
Milpitas, California 95035

       Re: Sandisk Corporation
           Form 10-K for the Fiscal Year Ended June 27, 2025
           Response dated March 16, 2026
           File No. 001-37925
Dear Luis F. Visoso:

       We have reviewed your March 16, 2026 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 3, 2026 letter.

Form 10-K for the Fiscal Year Ended June 27, 2025
Notes to Consolidated Financial Statements
Note 9. Segment Reporting, page 82

1. Please address the following as it relates to your response to prior comment 1 and proposed revised disclosure:
           You state that certain expenses, including Stock-based compensation and Goodwill impairment, are presented separately in the information regularly reviewed by your
           CODM. We note from your proposed revised disclosures that you intend to include
           these expenses within    Other segment items.    Please tell us the
qualitative and
           quantitative factors considered in determining that Stock-based compensation and
           Goodwill impairment are not significant segment expenses required to be disclosed in accordance with ASC 280-10-50-26A.
 April 2, 2026
Page 2

              It appears that the CODM is regularly provided with the Consolidated Statement of
            Operations, which includes separate amounts of Research and development expense and Selling, general and administrative expense that are included in your reported measure of segment profit or loss, consolidated net income (loss). Given the CODM appears to be regularly provided with these separate expense categories on an unadjusted basis, please tell us why they are not provided separately on an adjusted basis to the CODM and reported as individual significant expense categories in the segment reporting note, but are instead aggregated and adjusted into a single
            Segment operating expenses category.

       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Bernard Shek